Exhibit 107.1

CALCULATION OF FILING FEE

Security Type	Security Class Title	Amount Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Maximum Aggregate Offering Price (2)	Fee Rate	Amount of Registration Fee
Equity	Common Stock, $0.01 par value per share	168,081(3)	$10.67	$1,793,424.27	0.00011020	$197.64
Equity	Common Stock, $0.01 par value per share	115,633(4)	$10.67	$1,233,804.11	0.00011020	$135.97
Total Offering Amounts				$3,027,228.38		$333.60
Total Fee Offsets						$0.00
Net Fee Due				$3,027,228.38		$333.60

(1)	This registration statement covers an aggregate of 283,714 shares of Lands’ End, Inc.’s common stock, $0.01 par value per share (“Common Stock”), that may be issued by the Registrant pursuant to the agreements described herein. Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers an indeterminate number of additional shares of Common Stock with respect to the shares registered herewith issuable as a result of stock splits, stock dividends or similar transactions.
(2)	Calculated solely for the purpose of determining the amount of registration fee due for this filing in accordance with Rule 457(c) and Rule 457(h) of the Securities Act. The proposed maximum offering price per share and the proposed maximum aggregate offering price are based upon the average of the high and low prices of Common Stock, as reported on The NASDAQ Stock Market on November 1, 2022.
(3)	Represents shares of the Registrant’s common stock issuable pursuant to a nonqualified stock option.
(4)	Represents shares of the Registrant’s common stock issuable upon settlement of Restricted Stock Units.